FDA Licenses First U.S. Vaccine for Humans Against Avian Influenza

-- sanofi pasteur receives first U.S. license for a vaccine against avian influenza in humans marking an important milestone in pandemic preparedness --

Swiftwater, Pa., and Lyon, France, April 17, 2007 – Sanofi pasteur, the vaccines division of the sanofi-aventis Group, announced today that the U.S. Food and Drug Administration (FDA) has licensed its H5N1 vaccine, the first avian influenza vaccine for humans in the U.S. Sanofi pasteur, in collaboration with the National Institutes of Health, submitted a Biologics License Application to the FDA for this H5N1 vaccine. The licensure serves as a first key step in achieving the government’s goal of stockpiling vaccine intended to protect those who are at increased risk of exposure to the H5N1 influenza virus contained in the vaccine during the early stages of a pandemic.

“The licensure of the nation’s first vaccine is a significant milestone in pandemic preparedness,” said David Williams, president, chairman and chief executive officer of sanofi pasteur. “As the leading manufacturer of influenza vaccine in the world and a longstanding, responsible member of the immunization community, we will play a key role in helping safeguard human health if an influenza pandemic strikes. We look forward to continuing to work with the U.S. government and others, to prepare for this crisis.”

The licensure of this vaccine was based on a clinical trial conducted by the National Institute of Allergy and Infectious Diseases. This trial evaluated the safety and ability to generate an immune response of this vaccine when administered in two 90 µg/ml doses in healthy adults 18 through 64 years. The study, which was completed in 2005, showed that the vaccine elicited an immune response against the H5N1 virus and was associated with mild side effects.

As the world leader in research, development and manufacturing of influenza vaccines, sanofi pasteur is actively involved in pandemic preparedness. Sanofi pasteur is committed to continuing its robust research and development program by exploring strategies for protecting more people, including the evaluation of new adjuvants; the use of cell culture production processes; and assessing the ability of vaccine formulations to generate immune responses against other strains of the H5N1 virus. Additionally, sanofi pasteur has invested in a major expansion of its influenza vaccine production capacity in both the U.S. and France. For more information please visit: www.sanofipasteur.com/pandemicpreparedness.

Vice President, Communications sanofi pasteur: Alain Bernal
Vice President, Media and Scientific Communications: Pascal Barollier +33 4 3737 5141
Vice President, U.S. Communications: Len Lavenda +1 570 839 7187
Sanofi Pasteur S.A. Headquarters - 2, avenue Pont Pasteur - F-69367 Lyon cedex 07 – France
Sanofi Pasteur Inc. - Discovery Drive - Swiftwater, PA 18370-0187 - USA - www.sanofipasteur.com

About sanofi-aventis
Sanofi-aventis is one of the world leaders in the pharmaceutical industry, ranking number one in Europe. Backed by a world-class R&D organisation, sanofi-aventis is developing leading positions in seven major therapeutic areas: cardiovascular, thrombosis, oncology, metabolic diseases, central nervous system, internal medicine and vaccines. Sanofi-aventis is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY). Sanofi pasteur, the vaccines division of the sanofi-aventis Group, provided more than a billion doses of vaccine in 2006, making it possible to immunize more than 500 million people across the globe. A world leader in the vaccine industry, sanofi pasteur offers the broadest range of vaccines protecting against 20 infectious diseases. The Company's heritage, to create vaccines that protect life, dates back more than a century. Sanofi pasteur is the largest company entirely dedicated to vaccines. Every day, the company invests more than EUR 1 million in research and development. For more information, please visit: www.sanofipasteur.com or www.sanofipasteur.us Forward Looking Statements
This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future events, operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “plans” and similar expressions. Although sanofi-aventis’ management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in sanofi-aventis’ annual report on Form 20-F for the year ended December 31, 2006. Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.

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C o n t a c t :

sanofi pasteur	sanofi pasteur
Pascal Barollier	Len Lavenda
International Media Relations	U.S. Media Relations
Tel: + 33-(0)4-37-37-51-41	Tel: +1-570-839-4446
pascal.barollier@sanofipasteur.com	len.lavenda@sanofipasteur.com

Vice President, Communications sanofi pasteur: Alain Bernal
Vice President, Media and Scientific Communications: Pascal Barollier +33 4 3737 5141
Vice President, U.S. Communications: Len Lavenda +1 570 839 7187
Sanofi Pasteur S.A. Headquarters - 2, avenue Pont Pasteur - F-69367 Lyon cedex 07 – France
Sanofi Pasteur Inc. - Discovery Drive - Swiftwater, PA 18370-0187 - USA - www.sanofipasteur.com